September 4, 2009

By EDGAR Transmission and by Hand Delivery

Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	China Precision Steel, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
File No. 000-23039

Dear Mr. O’Brien:

On behalf of China Precision Steel, Inc. (the “Company”), we hereby submit this response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated September 3, 2009, with respect to the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2009 (the “Annual Report”).

We understand and agree that:

a.           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.           the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

18th Floor, Teda Building, 87 Wing Lok Street, Sheung Wan, Hong Kong, People’s Republic of China; Tel.: 86-21-5994-8500; Fax.: 86-21-5994-0382

Terence O’Brien
Division of Corporate Finance
September 4, 2009

Annual Report on Form 10-K, Filed September 15, 2008

Note 3. Summary of Significant Accounting Policies

Advances to Suppliers, page F-9

1.
We note your response to prior comment 8 regarding the aging tables and your disclosure that you will include the aging presentation “when applicable.” Please explain when it would not be applicable to include this information in your disclosure. Please note, that considering the significant amount of accounts receivable that is past due, it would not be appropriate to omit this information from future filings.

RESPONSE:  We note your comment and we will disclose an aging presentation in future filings.

2.
We note your response to prior comment 10 with regard to your customer concentrations. Your response did not agree to provide the disclosures required by paragraph 15 of SFAS 107. Please confirm that this information will be included in future filings.

RESPONSE:  We note your comment and we confirm that we will provide the disclosures required by paragraph 15 of SFAS 107 in future filings.

3.
We note your response to prior comment 11 that states your backlog amounts at March 31, 2009 and June 30, 2009, however your response did not confirm that this information will be included in future filings. Please revise disclosure to include your backlog amounts.

RESPONSE: Our backlog at March 31, 2009 and June 30, 2009 was $8,075,758 and $9,278,675, respectively.  We confirm that we will include information regarding our backlog amounts in future filing

(Remainder of Page Left Blank Intentionally)

Terence O’Brien
Division of Corporate Finance
September 4, 2009

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 011-852-2543-2290 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983-1523.

Sincerely,

CHINA PRECISION STEEL INC.

By: /s/ Wo Hing Li
Name: Wo Hing Li
Title: Chief Executive Officer
cc: Scott Kline, Esq.